Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Office:+1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

July 22, 2021

By EDGAR

Office of Trade & Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Blaise Rhodes
Rufus Decker
Scott Aderegg
Lilyanna Peyser

Re:	Argus Capital Corp.
Draft Registration Statement on Form S-1
Submitted June 7, 2021

Ladies and Gentlemen:

On behalf of our client, Argus Capital Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in the letter dated June 30, 2021 addressed to the Company with respect to the above-referenced draft registration statement on Form S-1. In connection with such responses, we are concurrently filing, electronically via EDGAR, a registration statement on Form S-1 (the “Registration Statement”).

For ease of reference, each of the Staff’s comments is reproduced below in bold and italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Draft Registration Statement on Form S-1 Submitted June 7, 2021

Report of Independent Registered Public Accounting Firm, page F-1

1.

Given the substantial doubt about your ability to continue as a going concern disclosed in Note 2 on page F-9, please tell us why your auditors have not included a going concern paragraph in their audit report. Refer to PCAOB Auditing Standard 2415. Please also add a risk factor discussing the substantial doubt about your ability to continue as a going concern and the related risks.

After consultation with the Company’s auditors, the paragraph in Note 2 on page F-9 concerning the Company’s ability to continue as a going concern has been removed.  A new section in Note 2 on page F-9 has been added to describe how the Company’s liquidity needs are satisfied.  Prior to the completion of this offering, the Company’s liquidity needs have been satisfied through an advance of $25,000 from the Company’s sponsor to cover certain offering costs in exchange for the issuance of the founder shares and a $300,000 promissory note issued to the sponsor. Subsequent to the consummation of the offering, the Company’s liquidity needs will be satisfied with the proceeds from the sale of the private placement warrants not held in the trust account. In addition, in order to finance transaction costs in connection with the Company’s initial business combination, the Company’s sponsor or an affiliate of the sponsor, or certain of the Company’s officers and directors may provide working capital loans to the Company.  Based on the foregoing, the Company believes that it will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of its initial business combination or one year from the offering.

If you have any questions in connection with the filing or this response letter, please contact the undersigned at (212) 837-6770.

Very truly yours,

/s/ Gary J. Simon

cc:	Joseph R. Ianniello
Chairman and Chief Executive Officer
Argus Capital Corp.